OMV Aktiengesellschaft

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OMV Investor News

082-03209

April 7, 2009

David Davies continues as CFO until 2014

SUPPL

On March 25, 2009, OMV announced the renewal of contracts of the Executive Board Members. In addition to the announcement of March 25, 2009, OMV notifies that David C. Davies accepted the offer to continue office. The appointment of Mr Davies thus continues up to March 31, 2014 whereby Mr Davies shall in addition be appointed deputy chairman of the Executive Board as of April 1, 2011.

Background information:

CV David C. Davies
1978: Degree in Economics at the University of Liverpool
1978-1981: Trainee at Touche Ross & Co, Liverpool, and preparation work to become chartered accountant
1982-1983: Price Waterhouse, Milan, Italy - chartered accountant for Italian companies or Italian subsidiaries of international corporations
1983-1988: BOC Group Plc, a multinational UK company specialized on chemical gases and health services
1983-1984: Internal auditing
1984-1986: Financial director for the chemical business segment
1986-1988: Financial director for the health care segment
1988-1994: Grand Metropolitan Plc, an international group specialising in the highly branded consumer businesses of food, drinks and retailing
1988-1989: Commercial head of the business segment "New Retail Ventures"
1989-1991: Financial director for the segment "Restaurants Europe" in Munich
1991-1994: Group controller - Burger King Corporation, Miami Florida
1994: Financial director at International Distillers and Vintners, Asia
1994-1997: The Walt Disney Company – division manager responsible for finances and business development for the "European Retail Division"
1997-1999: Financial director at the London International Group Plc, a UK listed company focused on medical products
2000-March 2002: CFO at Morgan Crucible Company Plc, a UK listed company specialized on technical materials (ceramics, carbon, permanent magnet) with operations in more than 45 countries
Since April 1, 2002: CFO at OMV
David C. Davies was born in Liverpool in 1955. He is married and has three children.

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Move & More. OMV

OMV Aktiengesellschaft

With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 19 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Angelika Altendorfer-Zwerenz, Investor Relations

Tel. +43 1 40440-21600; e-mail: investor.relations@omv.com

Thomas Huemer, Press

Tel. +43 1 40440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – March 2009 on May 8, 2009

Move & More. OMV